

News Release
B2Gold Second Quarter and First-half 2019 Financial Results:
Conference Call / Webcast Details

Vancouver, July 17, 2019 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") will release its second quarter and first-half 2019 financial results after the North American markets close on **Tuesday, August 6, 2019**.

B2Gold executives will host a conference call to discuss the results on **Wednesday, August 7, 2019**, at **10:00 am PDT/1:00 pm EDT**. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking here: https://www.investornetwork.com/event/presentation/50551. A playback version will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 9049769).

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia.

ON BEHALF OF B2GOLD CORP.
"**Clive T. Johnson**"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com